UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 26, 2021, announcing the Company’s dividend and earnings report for the fourth quarter of 2020.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: April 9, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) –The Full Year 2020 & the 4th quarter – 2020 was a good year. NAT is a dividend company. Good market prospects

February 26, 2021

highlights:

the following main elements in our business stand out at this time:

-	during 2020 we distributed $67.2 million in cash dividends and repaid our existing loans with a gross amount of $75.5 million.
-	the first half of 2020 was a strong period for NAT
-	the third quarter of 2020 came out positively with a timecharter equivalent of about $25,000 per day per ship
-	the fourth quarter of 2020 was weak
-	we undertook planned technical maintenance of our ships during softer market periods of 2020
-	at the time of this report the market has improved and we believe that we are close to a significant positive turnaround

1	the full year 2020 produced a net income of $50 million or an earning per share (EPS) of $0.34. this is an improvement of about $60 million in 2020 compared to 2019, which produced an EPS of -$0.07.

2	we see strong oil demand, in particular from Asia for 2021. this is good for us. oil will be required to improve standard of living for millions of people worldwide.

3
in the final quarter of 2020 we concluded the financing of the two newbuilding suezmaxes, which we ordered in September 2020. this financing offers us pre-delivery funding for the last two pre-delivery instalments of the newbuildings, if required.

4
in december 2020, we expanded our senior secured loan with our existing lender in texas with $30 million, as a liquidity reserve. accordingly, our long term liabilities as per December 31, 2020 stood at $335.5 million.

5
during 2020, 11 of our vessels were taken through scheduled drydockings . the majority of these dockings were conducted during the second half of the year. for 2021, we have 4 vessels due for scheduled drydockings and our fleet is as such ready for a recovery.

6	our top quality fleet as evidenced by “vettings” undertaken by the oil companies performed technically well last year.

7
the reduced oil production from OPEC+ during the fourth quarter of 2020 affected our earnings. the average time charter equivalent (TCE) for our trading fleet during the fourth quarter of 2020 was $8,700 per day per ship.

8	we see that the market is finely balanced and there are clear signs we are going into a stronger market.

9	cash dividends are a priority for NAT. In 2020 we paid $67.2 million or 45 cents per share in cash dividends.

10
we announce our 94th consecutive quarterly dividend. the dividend for 4Q2020 is 2 cents ($0.02) per share, payable on March 31, 2021, to shareholders of record March 12, 2021. With improved earnings, higher dividends can be expected.

11	as communicated earlier, the covid-19 situation has not impacted us to a significant extent.

12	detailed financial information for the full year 2020, the third and fourth quarter of 2020 and for other periods is included later in this report.

Sincerely,

Herbjorn Hansson
Founder, Chairman & CEO

Nordic American Tankers Ltd

Our Fleet
Our fleet now consists of 25 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We focus solely on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.
The operations of our Suezmax fleet have not been materially affected by the Covid-19 pandemic. Main challenges have been related to crew changes and we are following guidance issued by health authorities and international shipping trade associations to safeguard our seafarers.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.
All our vessels are running on IMO compliant fuel.

Results for the fourth quarter and full year ending December 31, 2020
For the full year 2020, the net income was positive with $50.0 million or $0.34 per share. This compares with a 2019 net loss of -$10.4 million and an EPS of -$0.07 per share. EBITDA (non-GAAP measure) came in at $149.3 million for the full year ending December 31, 2020, compared to EBITDA for the previous year of $91.7 million.
During 2020 we have distributed $67.2 million in cash dividends to our shareholders and we have repaid our existing loans with a gross amount of $75.5 million.
For the 4th quarter of 2020, the net loss was $28.7 million or -$0.19 per share, compared to a net result in the previous quarter of -$10.0 million or -$0.07 per share. EBITDA (non-GAAP measure) came in at -$5.1 million for the three months ending December 31, 2020, against an EBITDA for the previous quarter of $15.6 million.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.
Financing
Our Long Term Debt and other non-current liabilities stood at $335.5 million as per December 31, 2020.
Our fleet is financed through two financing arrangements;
1)	The $306 million 5-year senior secured credit facility entered into on February 12, 2019 with CLMG Corp., funded by Beal Bank of Dallas, Texas.
We have expanded our Senior Secured loan with CLMG/Beal Bank of Texas with a $30 million incremental facility that was drawn on December 16, 2020. The incremental facility matures at the same date as the original loan and have a 20-year repayment profile.
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt and the latest $30 million expansion), is $253.9 million as of December 31, 2020.
2)
The $129.5 million Ocean Yield Vessel Financing was entered into in December 2017 and drawn upon during 2018, to finance our three 2018-built vessels. The remaining long term portion under this financing is $104.3 million as of December 31, 2020. The total outstanding balance (including current portion) is $112.2 million.

Current portion of long term debt includes $14.4 million related to the $306 million 5-year senior secured credit facility (including the $30 million incremental facility) and $7.7 million is related to the $129.5 million Vessel Financing.
During 4Q 2020 we also concluded the financing with Ocean Yield for the two newbuildings ordered in September 2020 for delivery in 2022. The agreed payment profile under the shipbuilding contracts is 10/10/10/10/60 and we have paid instalment no. 1 for both vessels of $11.0 million in total in 4Q 2020. The financing agreement for up to 80% contains pre-delivery funding for the last two pre-delivery instalments for the newbuildings, if required.

During 4Q 2020 the Company issued 984,767 shares, with gross proceeds of $3.1 million under the $40 million ATM. The $40 million ATM established March 29, 2019 has now been fully utilized. As per December 31, 2020, the Company had a total of 151,446,112 common shares outstanding. On October 16, 2020, we established a new $60m At-the-market facility (“ATM”). No shares were issued under the $60m ATM as of December 31, 2020.

For the fourth quarter of 2020 a cash dividend of 2 cents $0.02 per share has been declared. This is the 94th consecutive quarterly dividend payment.

Payment of the dividend will be on or about March 31, 2021, to shareholders of record on March 12, 2021.

Our dividend will always be a reflection of our cash earnings.

*Net Debt is Net Current Assets, less Restricted Cash, less Long-Term Debt. Net Debt is based upon 23 vessels.

World Economy and the Tanker Market

What is good for the world economy and world trade is positive for the crude oil tanker business.

Our long term positive view on the tanker market remains the same, but the global pandemic has, in our point of view, delayed it by months and not years. The lock-downs around the world has led to pent-up demand for many goods and services that will flourish once the vaccination program gains momentum this year. The demand will, unlike wars and financial crisis, be met by an unharmed physical and financial infrastructure that is ready to deliver on all cylinders. With oil being an essential fuel and raw material in delivering welfare and improved standard of living to millions of people around the world, this is good news for the tanker market. In this respect we see very encouraging signals of improved Asian economies, boding well for the world economy and the tanker markets going forward.

The ordering activity for new ships is muted and the orderbook in percent of the existing tanker fleet is still in the historic low range. In addition, we see other segments of shipping filling up shipyard capacity, reducing available berths for additional tanker orders. This is supportive for improved tanker markets going forward and one of the reason for our long term optimism.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 533 vessels at the end of 2020. 19 conventional Suezmax vessels was added to the world fleet during the year, with 3 of these delivered during the fourth quarter.  We currently see 16 conventional Suezmax tankers for delivery this year, 27 for delivery in 2022 and 1 for delivery from the shipyards in 2023.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.

A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.

This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.

Our dividend policy should continue to enable us to achieve a competitive cash yield.

Our fleet of 25 (including newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

                                                                * * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)		Three Months Ended		Twelve Months Ended
	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Amounts in USD '000

Net Voyage Revenue	16,293	37,287	58,821	233,530	175,450

Vessel Operating Expenses	(16,684)	(17,501)	(17,933)	(66,883)	(66,033)
General and Administrative Expenses	(4,888)	(4,079)	(2,980)	(17,586)	(13,481)
Depreciation Expenses	(17,042)	(17,440)	(16,452)	(67,834)	(63,965)
Operating Expenses	(38,614)	(39,020)	(37,365)	(152,303)	(143,479)
Net Operating Income (Loss)	(22,321)	(1,733)	21,456	81,227	31,971

Interest Income	0	0	78	96	298
Interest Expense	(6,526)	(8,218)	(8,641)	(31,481)	(38,390)
Other Financial Income (Expenses)	184	(70)	(163)	191	(4,231)
Total Other Expenses	(6,342)	(8,288)	(8,726)	(31,194)	(42,323)
Net Income (Loss)	(28,663)	(10,021)	12,730	50,033	(10,352)
Basic Earnings (Loss) per Share	(0.19)	(0.07)	0.09	0.34	(0.07)
Basic Weighted Average Number of Common Shares Outstanding	151,121,043	149,797,475	143,980,740	149,292,586	142,571,361
Common Shares Outstanding	151,446,112	150,461,345	147,230,634	151,446,112	147,230,634

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)				Dec. 31, 2020	Dec. 31, 2019
Amounts in USD '000

Cash and Cash Equivalents				57,847	48,847
Restricted Cash *				4,223	12,791
Accounts Receivable, Net				6,349	24,583
Prepaid Expenses				5,477	3,383
Inventory				19,408	22,475
Voyages in Progress				4,644	13,124
Other Current Assets				1,574	4,169
Total current assets				99,522	129,372
Vessels, Net				861,342	899,997
Vessels under Construction				11,000	0
Other Non-Current Assets				2,483	1,534
Total Non-Current Assets				874,825	901,531
Total Assets				974,347	1,030,903

Accounts Payable				4,099	8,405
Accrued Voyage Expenses				5,254	11,524
Other Current Liabilities				8,232	15,562
Current Portion of Long Term Debt				22,094	23,537
Total Current liabilities				39,679	59,028
Long-Term Debt				334,615	375,364
Other Non-Current Liabilities				927	1,087
Total Non-current Liabilities				335,542	376,451
Shareholders' Equity				599,126	595,424
Total Liabilities and Shareholders' Equity				974,347	1,030,903

* Restricted cash is related to deposits made for future Drydockings of our vessels.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months Ended

	Dec. 31, 2020	Dec. 31, 2019
Amounts in USD '000

Net Cash Provided by Operating Activities	110,944	52,858

Investment in Vessels	(6,845)	(2,531)
Investment in Other Fixed Assets	(233)	0
Payment for Vessels under Construction	(11,000)	0
Proceeds from Sale of Investment Securities	602	212
Net Cash Used in Investing Activities	(17,476)	(2,319)

Proceeds from Issuance of Common Stock	20,713	17,922
Proceeds from Borrowing Activities	29,300	300,000
Repayments on Credit Facility	0	(313,400)
Repayments of Vessel Financing	(7,630)	(7,273)
Repayment of Borrowing Facility	(67,896)	(14,324)
Transaction Costs Borrowing Facility	(320)	(6,921)
Dividends Distributed	(67,242)	(14,255)
Net Cash Used in Financing Activities	(93,075)	(38,251)

Net Increase in Cash, Cash Equivalents and Restricted Cash	393	12,288
Effect of exchange rate changes on Cash	39	23
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	61,638	49,327
Cash, Cash Equivalents and Restricted Cash at End of Period	62,070	61,638
Cash and Cash Equivalents	57,847	48,847
Restricted Cash *	4,223	12,791
* Restricted cash is related to deposits made for future Drydockings of our vessels, in accordance with our Senior Secured Credit Facility.

	NORDIC AMERICAN TANKERS LIMITED

	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Amounts in USD '000	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
	Voyage Revenue	43,841	56,044	95,392	354,619	317,220
	Voyage Expense	(27,548)	(18,758)	(36,571)	(121,089)	(141,770)
	Net Voyage Revenue (1)	16,293	37,286	58,821	233,530	175,450

		Three Months Ended			Twelve Months Ended
	Amounts in USD '000	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
	Net Income (Loss)	(28,663)	(10,021)	12,730	50,033	(10,352)
	Interest Expense	6,526	8,218	8,641	31,481	38,390
	Interest Income	0	0	(78)	(96)	(298)
	Depreciation Expense	17,042	17,440	16,452	67,834	63,965
	EBITDA (2)	(5,095)	15,637	37,745	149,252	91,705

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:
Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm